December 2, 2020

BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:    BioSpecifics Technologies Corp.

Request to Withdraw Registration Statement on Form S-3

File No. 333-239484

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), BioSpecifics Technologies Corp. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-239484), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), filed with the Commission on June 26, 2020, subsequently amended by Amendment No. 1 filed with the Commission on July 15, 2020 and declared effective on July 17, 2020.

On December 2, 2020, pursuant to the Agreement and Plan of Merger, dated as of October 19, 2020, by and among the Company, Endo International plc, a public limited liability company incorporated in Ireland (“Endo”), and Beta Acquisition Corp., a Delaware corporation and wholly-owned indirect subsidiary of Endo (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving company in the Merger and a wholly-owned subsidiary of Endo. In connection with the closing of the Merger, the Company has determined to withdraw the Registration Statement.

No securities covered by the Registration Statement have been issued or sold. Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please provide Carl Valenstein, Esq. of Morgan, Lewis & Bockius LLP an e-mail copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available at carl.valenstein@morganlewis.com. If you have any questions regarding this application, please contact Mr. Valenstein by telephone at 1.617.341.7501 or by e-mail.

Securities and Exchange Commission

December 2, 2020

Respectfully,

By:	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Executive Vice President, Chief
Legal Officer and Secretary